Exhibit (a)(5)(iv)

FOR IMMEDIATE RELEASE

PUTNAM INVESTMENTS ANNOUNCES FINAL RESULTS OF
TENDER OFFER FOR AUCTION RATE PREFERRED SECURITIES OF TWO
MUNICIPAL CLOSED-END FUNDS

BOSTON, August 10, 2017—Putnam Investments and the Board of Trustees of the Putnam Funds announced today the expiration and final results of their previously announced issuer tender offers for up to 100% of the outstanding preferred shares (“ARPS”) of Putnam Managed Municipal Income Trust (NYSE: PMM) and Putnam Municipal Opportunities Trust (NYSE: PMO) (each, a “Fund” and, together, the “Funds”). Each Fund’s tender offer expired at one minute after 11:59 p.m., New York City time on August 9, 2017. All ARPS that were validly tendered and not withdrawn during the offering period have been accepted for payment.

PMM has accepted for payment, at a price equal to 89.75% of the liquidation preference of $100,000 per share (or $89,750.00 per share), plus any unpaid dividends accrued through the expiration date of the issuer tender offers, 5 Series A ARPS. Such ARPS represent approximately 2.04% of PMM’s outstanding Series A ARPS as of the expiration of the issuer tender offers. The PMM Series A ARPS that were not tendered will remain outstanding.

PMM has accepted for payment, at a price equal to 89.75% of the liquidation preference of $50,000 per share (or $44,875.00 per share), plus any unpaid dividends accrued through the expiration date of the issuer tender offers, 473 Series C ARPS. Such ARPS represent approximately 23.89% of PMM’s outstanding Series C ARPS as of the expiration of the issuer tender offers. The PMM Series C ARPS that were not tendered will remain outstanding.

PMO has accepted for payment, at a price equal to 89.75% of the liquidation preference of $25,000 per share (or $22,437.50 per share), plus any unpaid dividends accrued through the expiration date of the issuer tender offers, 541 Series B ARPS. Such ARPS represent approximately 15.83% of PMO’s outstanding Series B ARPS as of the expiration of the issuer tender offers. The PMO Series B ARPS that were not tendered will remain outstanding.

PMO has accepted for payment, at a price equal to 89.75% of the liquidation preference of $25,000 per share (or $22,437.50 per share), plus any unpaid dividends accrued through the expiration date of the issuer tender offers, 1,064 Series C ARPS. Such ARPS represent approximately 28.47% of PMO’s outstanding Series C ARPS as of the expiration of the issuer tender offers. The PMO Series C ARPS that were not tendered will remain outstanding.

Any questions about the tender offers can be directed to AST Fund Solutions, LLC, the Information Agent, toll free at (888) 540-8736, Monday through Friday, 9:00 a.m. to 10:00 p.m. Eastern Time.

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This release is not a prospectus, circular or representation intended for use in the purchase or sale of shares in any fund. Shares of the Funds are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. Shares of the Funds involve investment risk, including possible loss of principal. For more complete information about each Fund, including risks, charges, and expenses, please see the Fund’s annual and semi-annual shareholder report. You may read and copy any reports or other such filed information at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The Funds’ filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

The Funds are closed-end funds. Common shares of the Funds are only available for purchase/sale on the NYSE at the current market price. Common shares may trade at a discount to net asset value.

About Putnam Investments
 Founded in 1937, Putnam Investments is a global money management firm with 80 years of investment experience. At the end of April 2017, Putnam had $162 billion in assets under management. Putnam has offices in Boston, London, Frankfurt, Tokyo, Singapore and Sydney.

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Putnam Media Contacts:

Jon Goldstein – 617-760-1127 (office), 516-946-5598 (cell), jon_goldstein@putnam.com
Laura McNamara – 617-760-1108 (office), 978-505-0524 (cell), laura_mcnamara@putnam.com